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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2006
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005. Attached hereto is a copy of the press release dated October 25, 2006.

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                        HOMEX ANNOUNCES OUTLOOK FOR 2007

     CULIACAN, Mexico, Dec. 11 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") (NYSE: HXM, BMV: HOMEX) today announced guidance for 2007.

     "The housing market in Mexico continues to be strong and I believe the ratifications announced last week of Mr. Carlos Gutierrez as President of CONAVI(1), and Mr. Victor Borras as CEO of INFONAVIT(2), provide further certainty to market outlook," commented David Sanchez-Tembleque, Homex's Chief Executive Officer. "President Calderon is outspoken in his support of the housing market and foresees continued strength in the industry during his presidency. This support and the increasing participation of commercial banks in the mortgage market will help to fuel industry grown. In fact, CONAVI estimates that FOVISSSTE(3), INFONAVIT and SHF(4), along with the private sector, will finance approximately 5.5 million homes in Mexico during the next six years. We believe Homex is well positioned to benefit from the favorable trends."

     In 2007, Homex expects revenues to increase 17% to 20% in real terms, while maintaining an efficient operation. The Company forecasts an improved 2007 EBITDA(5) margin of approximately 24.0%. In addition, Homex expects to continue reporting neutral to positive free cash flow after capex and land acquisition for 2007.

     About Homex

     Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in Mexico and is the largest builder in Mexico, based on the number of homes sold, accumulated revenues and net income.

     For additional corporate information please visit the Company's web site at: http://www.homex.com.mx

     Desarrolladora Homex, S.A.B. de C.V. press releases, quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

     (1) CONAVI: National Housing Commission
     (2) INFONAVIT: Mexican Workers' Housing Fund Institute
     (3) FOVISSSTE: Federal Government Workers' Housing Fund
     (4) SHF: Federal Mortgage Financing Institution
     (5) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense

SOURCE  Desarrolladora Homex, S.A.B. de C.V.
    -0-                             12/11/2006
    /CONTACT: Investor: investor.relations@homex.com.mx, Carlos J. Moctezuma, Investor Relations Officer, +5266-7758-5838, cmoctezuma@homex.com.mx/
    /Web site:  http://www.homex.com.mx /
    (HXM)

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HOMEX DEVELOPMENT CORP.


                                                  By:    /s/ Mario Gonzalez
                                                         -----------------------
                                                  Name:  Mario Gonzalez
                                                  Title: Chief Financial Officer

Date: December 11, 2006